SEC MAIL PROCESSING SECTION RECEIVED MAR 26 2004 WASH, D.C. 158

SECURITIE[redacted]SION

04017128

ANN[redacted]

FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8 - 36653

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
S&P Investors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12720 Hillcrest Road, Suite 108
(No. and Street)

Dallas	Texas	75230
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive	**Irving**	**Texas**	**75063**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 27 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stuart G. Potter, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **S&P Investors, Inc.**, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ANITA FOUGHT
Notary Public, State of Texas
My Comm. Expires 05/29/04

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

S&P INVESTORS, INC.

FINANCIAL REPORT

DECEMBER 31, 2003

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
S&P Investors, Inc.

We have audited the accompanying statement of financial condition of S&P Investors, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S&P Investors, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 14, 2004

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

S&P INVESTORS, INC.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and cash equivalents	$ 525,254
Marketable securities	12,285
Clearing deposit	6,002
Property and equipment, net of accumulated depreciation of $60,257	6,237
Other assets	2,250
TOTAL ASSETS	$ 552,028

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable	$ 2,070
Accrued expenses	464,065
Income taxes payable	2,866
TOTAL LIABILITIES	469,001

Stockholders' Equity

Common stock, 5,000,000 shares authorized of no par value, 2,550,000 shares issued and 2,168,966 shares outstanding	40,000
Additional paid-in capital	7,982
Retained earnings	45,045
	93,027
Treasury stock, 381,034 shares at cost	(10,000)
TOTAL STOCKHOLDERS' EQUITY	83,027
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 552,028

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Income
Year Ended December 31, 2003

Revenue	
Securities commissions	$ 1,961,174
Revenue from the sale of investment company shares	112,272
Other revenue	61,603
TOTAL REVENUE	2,135,049
Expenses	
Compensation and related costs	1,803,202
Clearing charges	209,923
Communications	37,790
Occupancy and equipment costs	34,049
Promotional costs	5,979
Regulatory fees and expenses	10,490
Other expenses	12,044
TOTAL EXPENSES	2,113,477
Net income before other loss	21,572
Other Loss	
Unrealized loss on marketable securities	914
Net income before provision for income tax	20,658
Provision for income tax	3,050
NET INCOME	$ 17,608

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2003

	Common Shares Issued	Treasury Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2002	2,550,000	381,034	$ 40,000	$ 7,982	$ 27,437	$ (10,000)	$ 65,419
Net income	-	-	-	-	17,608	-	17,608
Balances at December 31, 2003	2,550,000	381,034	$ 40,000	$ 7,982	$ 45,045	$ (10,000)	$ 83,027

See notes to financial statements.

S&P INVESTORS, INC.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 17,608
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	6,600
Unrealized loss on marketable securities	914
Change in assets and liabilities	
Decrease in receivable from clearing broker/dealer	200
Decrease in clearing deposit	3
Decrease in accounts payable	(9,863)
Increase in accrued expenses	342,572
Increase in income taxes payable	295
Net cash provided by operating activities	358,329
Cash flows from investing activities:	
Purchase of property and equipment	(1,014)
Net increase in cash and cash equivalents	357,315
Cash and cash equivalents at beginning of year	167,939
Cash and cash equivalents at end of year	$ 525,254
Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for:	
Interest	$ 455
Income taxes	$ 2,755

See notes to financial statements.

S&P INVESTORS, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

S&P Investors, Inc. (Company) was organized in August 1986 as a Texas corporation. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is registered as an investment advisor with the state of Texas. The Company's customers are primarily individuals in Texas.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are considered cash equivalents.

Marketable Securities

Marketable securities are held for investment purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for by accelerated methods using estimated lives of five to seven years.

Treasury Stock

Treasury stock is accounted for using the cost method.

Securities Transactions

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $6,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $72,688 and $31,267, respectively. The Company's net capital ratio was 6.45 to 1.

Note 4 - Marketable Securities

The Company's marketable securities consist of equity securities with a market value of $12,285, cost of $16,300 and accumulated unrealized losses of $4,015. The unrealized loss for the year ended December 31, 2003 was $914.

S&P INVESTORS, INC.
Notes to Financial Statements

Note 5 - Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation and consists of the following:

Equipment	$ 46,265
Furniture and fixtures	20,229
	66,494
Accumulated depreciation	(60,257)
	$ 6,237

Depreciation expense for the year was $6,600 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 6 - Profit Sharing Plan

The Company adopted a profit sharing plan (the Plan) effective May 1992. The Company and eligible employees both may contribute to the Plan. The Plan is administered on a calendar year basis. All employees over age 21 are eligible to participate. Employee salary deferral contributions and earnings on these contributions are 100% vested. Employer contributions and earnings on these contributions are 100% vested after one year of service. There were no Plan expenses incurred for the year ending December 31, 2003. The Company made contributions totaling $30,000 for the year ending December 31, 2003.

Note 7 - Commitments

The Company leases office space under a noncancellable operating lease, which is personally guaranteed by the Company's president and majority shareholder, expiring December 31, 2008. Future minimum lease payments for each of the years ending December 31 are as follows:

2004	$ 20,256
2005	20,256
2006	20,256
2007	20,256
2008	20,256
	$ 101,280

Office rent expense for the year was $25,369 and is reflected in the accompanying statement of income in occupancy and equipment costs.

Note 8 - Concentration of Credit Risk

Cash held at a one financial institution exceeded the federally insured limit by $424,678 at December 31, 2003; however, this at risk amount is subject to significant fluctuations on a daily basis throughout the year.

Note 9 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Schedule I

S&P INVESTORS, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2003

Total stockholder's equity qualified for net capital	$ 83,027
Deductions and/or charges	
Non-allowable assets:	
Property and equipment, net	6,237
Other assets	2,250
Total deductions and/or charges	8,487
Net capital before haircuts on securities positions	74,540
Haircuts on securities:	
Cash equivalents	9
Marketable securities	1,843
Total haircuts on securities:	1,852
Net Capital	$ 72,688
Aggregate indebtedness	
Accounts payable	$ 2,070
Accrued expenses	464,065
Income taxes payable	2,866
Total aggregate indebtedness	$ 469,001
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 31,267
Net capital in excess of minimum requirement	$ 41,421
Ratio of aggregate indebtedness to net capital	6.45 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 as amended by S&P Investors, Inc. on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
S&P Investors, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of S&P Investors, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Phillip V. George, PLLC

PHILLIP V. GEORGE, PLLC

Irving, Texas
January 14, 2004